UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Commission File Number 000-50112

Pan American Gold Corporation
(Translation of registrant’s name into English)

Suite 605 — 475 Howe Street, Vancouver, British Columbia V6C 2B3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [X] Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 — [ ]

Pan American Gold Corporation

News Release

December 17, 2004	(PNAMF:OTC:BB)

PAN AMERICAN DECIDES NOT TO PROCEED WITH NEVADA AND CALIFORNIA PROPERTIES

Pan American Gold Corp. (PNAMF:OTC:BB) announced today that the Company had decided not to continue exploration on its Pinnacle and Kinsley Mountain properties in Nevada, and the Cactus property in California. The option agreements relating to these have been terminated. Permitting difficulties and limited success on the results from drilling combined with difficulties in raising the required capital are all contributing factors in this decision.

Company President Richard Bachman stated, “We are disappointed with the results of our exploration activities this year and will review the Company’s strategic direction over the next few months looking for opportunities to build shareholder value.”

For further information contact 604 608 4740 or 775-721-8883.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Michael Sweatman
Michael Sweatman,
Chief Financial Officer and Director
Date: December 21, 2004